UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

NCRIC Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62886P103

(CUSIP Number)

March 9, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62886P103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Boston Avenue Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 62886P103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Yorktown Avenue Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 62886P103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles M. Gillman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 63845P101

Item 1	(a).		Name of Issuer:

NCRIC Group, Inc.

	(b).		Address of Issuer’s Principal Executive Offices:

1115 30th Street, NW, Washington, D.C. 20007

Item 2	(a).		Name of Person Filing:

Boston Avenue Capital, LLC
Yorktown Avenue Capital, LLC
Charles M. Gillman

	(b).		Address of Principal Business Office, or if None, Residence:

Boston Avenue Capital, LLC
415 South Boston, 9th Floor
Tulsa, Oklahoma 74103

Yorktown Avenue Capital LLC
415 South Boston, 9th Floor
Tulsa, Oklahoma 74103

Charles M. Gillman
415 South Boston, 9th Floor
Tulsa, Oklahoma 74103

	(c).		Citizenship:

Boston Avenue Capital, LLC—State of Oklahoma
Yorktown Avenue Capital LLC—State of Oklahoma
Charles M. Gillman—United States of America

	(d).		Title of Class of Securities:

Common Stock

	(e).		CUSIP Number:

CUSIP No. 62886P103

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act 15 U.S.C. 78c).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. Mr. Gillman is the manager for Boston Avenue Capital, LLC and Yorktown Avenue Capital, LLC.

	(a)		Amount beneficially owned:

Boston Avenue Capital, LLC—0
Yorktown Avenue Capital, LLC—0
Charles M. Gillman— 0

	(b)		Percent of class:

Boston Avenue Capital, LLC—0%
Yorktown Avenue Capital, LLC—0%
Charles M. Gillman—0%

	(c)		Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Boston Avenue Capital LLC—0
Yorktown Avenue Capital, LLC—0
Charles M. Gillman—0

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

Boston Avenue Capital, LLC—0

Yorktown Avenue Capital, LLC – 0
Charles M. Gillman – 0

(iv	)	Shared power to dispose or to direct the disposition of

0

The filing of this statement shall not be construed as an admission that any persons or entities filing hereunder are, for purposes of section 13(d) or 13(g) of the Securities and Exchange Act of 1934, as amended, the beneficial owners of any securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A – The parties expressly disclaim being members of a group.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2005 (Date) Boston Avenue Capital, LLC

/s/ Charles M. Gillman
Charles M. Gillman, Manager

Yorktown Avenue Capital, LLC

/s/ Charles M. Gillman
Charles M. Gillman, Manager

/s/ Charles M. Gillman
Charles M. Gillman

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Signature Block

Boston Avenue Capital, LLC

/s/ Charles M. Gillman
Charles M. Gillman, Manager

Yorktown Avenue Capital, LLC

/s/ Charles M. Gillman
Charles M. Gillman, Manager

/s/ Charles M. Gillman
Charles M. Gillman